SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

Victory Capital Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

92645B 103

(CUSIP Number)

Nina Gupta

4900 Tiedeman Road 4th Floor

Brooklyn, Ohio 44144
(216) 898-2552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 92645B 103

1.	Name of Reporting Person David C. Brown (In his capacity as a member of the Employee Shareholders Committee)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,500(1)

	8.	Shared Voting Power 15,785,629(1)(2)

	9.	Sole Dispositive Power 2,421,285(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,802,129(1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.5%(4)(5)

14.	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the Employee Shareholders’ Agreement (the “ESHA”) discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the Employee Shareholders Committee (the “ESC”) under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 2,404,785 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA, and Class A common stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (x) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Company’s Registration Statement on Form S-1 (File No. 333-222509), as amended, initially filed with the U.S. Securities and Exchange Commission on January 11, 2018 (the “Registration Statement”), and (y) 15,785,629 shares of Class A common stock issuable on conversion of the shares of Class B common stock subject to the ESHA.

(5)

Based on a total of 75,179,548 shares of common stock (consisting of (i) 11,700,000 shares of Class A common stock, (ii) 55,135,418 shares of Class B common stock, (iii) 2,915,916 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 5,428,214 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 21.0% of Victory Capital Holdings, Inc.’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1.	Name of Reporting Person Michael D. Policarpo (In his capacity as a member of the Employee Shareholders Committee)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,785,629(1)(2)

	9.	Sole Dispositive Power 1,197,394(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,785,629(1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.4%(4)(5)

14.	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D.  As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members.  Includes 1,197,394 shares over which the Reporting Person has granted a voting proxy to the ESC.  The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA.  The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9.  The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (x) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, and (y) 15,785,629 shares of Class A common stock issuable on conversion of the shares of Class B common stock subject to the ESHA.

(5)

Based on a total of 75,179,548 shares of common stock (consisting of (i) 11,700,000 shares of Class A common stock, (ii) 55,135,418 shares of Class B common stock, (iii) 2,915,916 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 5,428,214 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 21.0% of Victory Capital Holdings, Inc.’s outstanding common stock.  The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1.	Name of Reporting Person Kelly S. Cliff (In his capacity as a member of the Employee Shareholders Committee)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,785,629(1)(2)

	9.	Sole Dispositive Power 771,438(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,785,629(1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.4%(4)(5)

14.	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D.  As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members.  Includes 771,438 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA.  The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9.  The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (x) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, and (y) 15,785,629 shares of Class A common stock issuable on conversion of the shares of Class B common stock subject to the ESHA.

(5)

Based on a total of 75,179,548 shares of common stock (consisting of (i) 11,700,000 shares of Class A common stock, (ii) 55,135,418 shares of Class B common stock, (iii) 2,915,916 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 5,428,214 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 21.0% of Victory Capital Holdings, Inc.’s outstanding common stock.  The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule”) relates to the Class A common stock, par value $0.01 per share, of Victory Capital Holdings, Inc. (the “Company”). The address of the principal executive offices of the Company is 4900 Tiedeman Road 4th Floor, Brooklyn, Ohio 44144.

Item 2.         Identity and Background

(a), (b), (c), (f) The identity and background of the persons filing this Schedule (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Name	Business Address	Principal Business/Occupation	Jurisdiction of Organization / Citizenship
David C. Brown	c/o Victory Capital Holdings 4900 Tiedeman Road 4th Floor Brooklyn, Ohio 44144	Chief Executive Officer and Chairman of the Company	United States of America
Michael D. Policarpo	c/o Victory Capital Holdings 4900 Tiedeman Road 4th Floor Brooklyn, Ohio 44144	Chief Operating Officer of the Company	United States of America
Kelly S. Cliff	c/o Victory Capital Holdings 4900 Tiedeman Road 4th Floor Brooklyn, Ohio 44144	President, Investment Franchises of the Company	United States of America

Pursuant to the ESHA described below, the Reporting Persons are members of the ESC. The ESC has the sole right to determine how to vote all shares subject to the ESHA, and such shares will be voted in accordance with the majority decision of those three members.

(d), (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This filing is being made on behalf of all the Reporting Persons, and the agreement among the Reporting Persons relating to the joint filing of this Schedule is filed as Exhibit 99.1 hereto.

SCHEDULE 13D

CUSIP No. 92645B 103

Item 3.              Source and Amount of Funds or Other Consideration

Shares of common stock of the Company were redesignated as shares of Class B common stock immediately prior to the Company’s initial public offering of 11,700,000 shares of its Class A common stock, par value $0.01 per share (the “Offering”), pursuant to the Registration Statement.  In connection with the Offering, a substantial majority of the employee stockholders of the Company entered into the ESHA pursuant to which the employee parties granted an irrevocable voting proxy with respect to the shares of common stock they presently hold, or may in the future acquire, to the ESC, initially consisting of the Reporting Persons. Under the terms of the ESHA, the ESC has the sole right to determine how to vote all shares subject to the ESHA, and such shares will be voted in accordance with the majority decision of those three members. The ESHA is filed as Exhibit 99.2 hereto. As a result of the ESHA, each Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the ESHA. Each Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except to the extent of his direct ownership of such shares.

Item 4.               Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

Employee Shareholders’ Agreement

The ESHA allows employees of the Company to vote together through a proxy granted to the ESC.

The members of the ESC must be employees of the Company and holders of shares subject to the ESHA. The ESC is currently composed of the Company’s Chief Executive Officer (Mr. Brown), Chief Operating Officer (Mr. Policarpo) and President, Investment Franchises (Mr. Cliff). Employee stockholders holding shares representing a majority of the shares subject to the ESHA are entitled to remove and replace the ESC members (other than the Chief Executive Officer). Each member of the ESC is entitled to indemnification from the Company in his or her capacity as a member of the ESC.

The ESC has the sole right to determine how to vote all shares subject to the ESHA, and such shares will be voted in accordance with the majority decision of those three members. Subject to its obligations under the A&R Shareholders’ Agreement (defined below), the ESC may in its discretion vote, or abstain from voting, all or any of the shares subject to the ESHA on any matter on which holders of shares of the Company’s common stock are entitled to vote, including, but not limited to, the election of directors to the Company’s board of directors, amendments to the Company’s certificate of incorporation or bylaws, changes to the Company’s capitalization, a merger or consolidation, a sale of substantially all of the Company’s assets, and a liquidation, dissolution or winding up.

(a) The Reporting Persons may from time to time be deemed to have acquired additional shares of Class A common stock or Class B common stock that subsequently become subject to the ESHA. Any shares of Class A common stock or Class B common stock that are issued by the Company to employees who are or become party to the ESHA will be subject to the ESHA so long as the agreement has not been terminated. Pursuant to the Company’s 2013 Equity Incentive Plan, the Company’s 2018 Stock Incentive Plan (the “2018 plan”) and the Company’s 2018 Employee Stock Purchase Plan, in the future, the Company expects to grant equity awards and purchase rights of or with respect to shares of Class A common stock or Class B common stock. To the extent the Company grants such additional Class A common stock or Class B common stock to employees party to the ESHA, such shares will be subject to the ESHA. Shares of Class A common stock or Class B common stock held by an employee stockholder will cease to be subject to the ESHA upon termination of employment by such employee stockholder (including by death) or transfer of such shares to an individual not party to the ESHA.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

SCHEDULE 13D

CUSIP No. 92645B 103

Item 5.                Interest in Securities of the Issuer

(a) – (b)

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
David C. Brown	15,802,129	57.5%	16,500	15,785,629	2,421,285	0
Michael D. Policarpo	15,785,629	57.4%	0	15,785,629	1,197,394	0
Kelly S. Cliff	15,785,629	57.4%	0	15,785,629	771,438	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of (x) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, and (y) 15,785,629 shares of Class A common stock issuable on conversion of the shares of Class B common stock subject to the ESHA.

Based on a total of 75,179,548 shares of common stock (consisting of (i) 11,700,000 shares of Class A common stock, (ii) 55,135,418 shares of Class B common stock, (iii) 2,915,916 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 5,428,214 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Persons each beneficially own 21.0% of the Company’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

(c) The information set forth under Item 3 is hereby incorporated by reference.

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to (i) the ESHA, which is incorporated by reference as Exhibit 99.2, and incorporated by reference herein, and (ii) the A&R Shareholders’ Agreement, which is incorporated by reference as Exhibit 99.3 and incorporated by reference herein.

The information set forth under Item 4 is hereby incorporated by reference.

A&R Shareholders’ Agreement

In connection with the Offering, the Company entered into an amended and restated shareholders’ agreement (the “A&R Shareholders’ Agreement”). Pursuant to the A&R Shareholders’ Agreement, certain of the Company’s significant stockholders have rights to nominate a certain number of the Company’s directors depending on their ownership.  Each of the stockholders party to the A&R Shareholders’ Agreement, including the ESC, agree to vote, or cause to vote, all of their outstanding shares of the Company to ensure the election of such directors.  The Reporting Persons disclaim beneficial ownership of all shares owned by institutional investors party to the A&R Shareholders’ Agreement.

Lock-up Agreements

In connection with the Offering, substantially all of the Company’s employees, including the Reporting Persons, entered into Lock-Up Agreements with J.P. Morgan Securities LLC, Merrill Lynch Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (the “Representatives”), pursuant to which the employees agreed, among other things and with certain exceptions, not to dispose of or hedge any Class A common stock, or securities convertible into or exercisable or exchangeable for Class A common stock, for 180 days after February 7, 2018 without first obtaining the written consent of the Representatives.

SCHEDULE 13D

CUSIP No. 92645B 103

Item 7.                 Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 22, 2018

99.2	Employee Shareholders’ Agreement, dated as of February 12, 2018

99.3	Amended and Restated Shareholders’ Agreement, dated as of February 12, 2018

SCHEDULE 13D

CUSIP No. 92645B 103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

DAVID C. BROWN (In his capacity as a member of the Employee Shareholders Committee)

/s/ David C. Brown

MICHAEL D. POLICARPO (In his capacity as a member of the Employee Shareholders Committee)

/s/ Michael D. Policarpo

KELLY S. CLIFF (In his capacity as a member of the Employee Shareholders Committee)

/s/ Kelly S. Cliff